Exhibit 4.1

AMENDMENT TO RIGHTS AGREEMENT

This Amendment to Rights Agreement (this “Amendment”), is entered into as of September 1, 2023, by and between Innovative Solutions and Support, Inc., a Pennsylvania corporation (the “Company”), and Broadridge Corporate Issuer Solutions, Inc. (the “Rights Agent”). Capitalized herms used and not otherwise defined herein have the meanings given to them in that certain Rights Agreement, dated as of September 12, 2022, by and between the Company and the Rights Agent (“Rights Agreement”).

RECITALS

WHEREAS, the Company and the Rights Agent are parties to the Rights Agreement;

WHEREAS, the Company desires to amend the Rights Agreement to extend the Final Expiration Date; and

WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company may, by action of the Board, amend the Rights Agreement without the approval of any holders of Right Certificates in any manner in which the Company deems necessary or advisable, including in order to extend the Final Expiration Date.

NOW THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the Company and the Rights Agent hereby agree as follows.

1.	Amendment to Section 1(v). The date set forth in the definition of “Final Expiration Date” contained in Section 1(v) of the Rights Agreement shall be deleted and replaced with “September 10, 2024” and each other reference to “September 12, 2023” contained in the Rights Agreement and the exhibits thereto shall be replaced with “September 10, 2024”.

2.	Ratification of Rights Agreement. Except as expressly provided herein, the Rights Agreement is not being amended, modified or supplemented in any respect, and it remains in full force and effect.

3.	Severability. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated; provided, however, that if any such excluded term, provision, covenant or restriction shall materially affect the rights, immunities, liabilities, duties, responsibilities or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately.

4.	Governing Law. This Amendment shall be deemed to be a contract made under the laws of the Commonwealth of Pennsylvania and for all purposes shall be governed by and construed in accordance with the laws of such Commonwealth applicable to contracts to be made and performed entirely within such Commonwealth, except as otherwise indicate in Section 32 of the Rights Agreement.

5.	Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signature to this Amendment transmitted electronically shall have the same authority, effect and enforceability as an original signature.

6.	Descriptive Headings. Descriptive headings of the several Sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed, as of the day and year first above written.

INNOVATIVE SOLUTIONS AND SUPPORT, INC.

By:	/s/ Michael Linacre
Name:	Michael Linacre
Title:	Chief Financial Officer

BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC.

By:	/s/ John P. Dunn
Name:	John P. Dunn
Title:	Sr. Vice President

[Signature Page to Amendment to Rights Agreement]